Ex-99.77M: Mergers

On May 17, 2017, the Board of the Trust approved a Plan of Reorganization (the “Plan”) providing for the reorganization of Large Cap Equity Fund of Northern Funds (the “Acquired Fund”) into Large Cap Core Fund of Northern Funds (the “Acquiring Fund”). Pursuant to the Plan, all of the assets of the Acquired Fund were transferred to the Acquiring Fund in exchange for shares of the Acquiring Fund of equal aggregate value and the Acquiring Fund’s assumption of all of the current and future liabilities of the Acquired Fund. The cost basis of the investments received from the Acquired Fund was carried forward to the Acquiring Fund for U.S. GAAP and tax purposes. Immediately following the reorganization, holders of shares of the Acquired Fund held shares of the Acquiring Fund having aggregate net asset value equal to the aggregate net asset value of the shares held in the Acquired Fund immediately prior to the reorganization.